Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE – INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2013

Highlights

•	For the fourth quarter of 2013, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated net income of $7.9 million and operating income of $10.0 million;

•	Generated Adjusted EBITDA of $16.8 million;(1) and

•	Generated distributable cash flow of $9.8 million.(2)

•	On February 14, 2014, KNOT Offshore Partners paid a quarterly distribution of $0.4350 per unit with respect to the quarter ended December 31, 2013. This corresponds to a distribution of $1.74 per unit on an annual basis.

Financial Results Overview

KNOT Offshore Partners reports net income of $7.9 million and operating income of $10.0 million for the fourth quarter of 2013, as compared to net income of $1.5 million and operating income of $5.7 million for the same period in the prior year.

All vessels operated well throughout the quarter with 98.5% utilization (3.5 days offhire). Operating income increased by $4.3 million and finance expenses decreased by $1.5 million in the fourth quarter of 2013 compared to the fourth quarter of 2012. The increase in operating income is due to the Carmen Knutsen being included in the Partnership’s operating results for the full fourth quarter of 2013. The reduction in finance expense was primarily related to the repayment of debt in connection with the Partnership’s initial public offering in April 2013 (the “IPO”) and transfer of mark to market costs related to interest rate swaps entered into prior to the IPO to the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“KNOT”).

(1)	Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
(2)	Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

In accordance with generally accepted accounting principles in the United States (“GAAP”), prior to April 16, 2013, the results of operations, cash flows and balance sheet of the Partnership have been carved out of the consolidated financial statements of KNOT. Accordingly, the Partnership’s financial statements prior to April 16, 2013 reflect allocation of certain expenses, including the mark-to-market value of interest rate swap derivatives. The realized and unrealized gain on derivatives, in the amounts of $0.1 million for the fourth quarter 2012 do not affect cash flow or the calculation of distributable cash flow whilst the realized and unrealized gain for fourth quarter 2013 of $0.9 million decrease the distributable cash flow. The amount for the fourth quarter of 2012 has been eliminated from the Partnership’s opening equity as of April 16, 2013, as none of KNOT’s interest rate swap agreements were transferred to the Partnership on completion of the IPO. The Partnership has no further obligations related to these contracts.

Financing and Liquidity

On April 15, 2013, the Partnership completed its IPO of 8,567,500 common units (including 1,117,500 common units sold pursuant to the exercise in full of the underwriters’ option to purchase additional common units). The Partnership’s common units are listed on the New York Stock Exchange under the symbol “KNOP.” KNOT owns a 49.0% limited partner interest in the Partnership and, through its ownership of the Partnership’s general partner, a 2.0% general partner interest in the Partnership.

In November 2013, the Partnership entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against Norwegian Kroner (“NOK”) at an average exchange rate of 6.22 NOK/$, which are economic hedges for certain vessel operating expenses and general and administrative expenses in NOK.

As of December 31, 2013, the Partnership had cash and cash equivalents of $28.8 million. Total interest bearing debt outstanding was $350.0 million, as of December 31, 2013. The average margin paid on the Partnership’s outstanding debt during the quarter ended December 31, 2013 was approximately 2.7% over LIBOR.

As of December 31, 2013, the Partnership has entered into various interest rate swap agreements effective until March, April and May, 2018, for a total notional amount of $200 million to hedge against the interest rate risks of its variable-rate borrowings. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Partnership will pay to the counterparty a fixed rate ranging from 1.25% to 1.44%.

In February 2014, the Partnership entered into two interest rate swap agreements effective in February 2014, and ending in August 2018. The interest rate swap agreements have a total initial notional amount of $50.0 million. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate of 1.45%.

Outlook

Under the Omnibus Agreement the Partnership entered into with KNOT in connection with the IPO ( the “Omnibus Agreement”), there are four additional identified vessels which the Partnership has the option to purchase within 24 months of their delivery to charterers.

Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from KNOT all offshore shuttle tankers that KNOT acquires or owns that will be employed under contracts for periods more than five years.

We have been advised that KNOT has entered into a contract to purchase three vessels from J. Lauritzen, of which two, the “Dan Sabia” and the “Dan Cisne”, are on long-term bareboat charters to Transpetro ending in the third quarter of 2023 and first quarter of 2024, respectively. The closing of the acquisition is subject to technical inspection and approval from the charterer. We anticipate that the Dan Sabia and the Dan Cisne will be offered to the Partnership at some time following the consummation of the acquisition. There can be no assurance that KNOT’s acquisition of these vessels will be consummated or that the Partnership will acquire such vessels from KNOT.

BG Group (“BG”) is in the process of considering whether to exercise its option to extend its charter of the Windsor Knutsen for one year. BG has the option to extend its charter for the Windsor Knutsen up to April 2016. The initial term of the Windsor Knutsen charter with BG expires in April 2014. Pursuant to the Omnibus Agreement, in the event that BG does not extend its charter, KNOT will guarantee the rate of hire for the Windsor Knutsen until April 2018.

Production delays related to new projects are continuing both in Brazil and the North Sea, causing a temporary vessel surplus as a result of the deliveries of vessels targeting such projects. The Board of Directors of the Partnership (the “Board”) believes that through the Partnership’s relationship with KNOT, there are significant opportunities for growth for the Partnership. Activity in the offshore oil industry continues to be relatively high based on identified projects and, accordingly, the demand for offshore shuttle tankers is expected to continue to grow.

The Board is pleased with the results of operations of the Partnership for the period ended December 31, 2013, which were consistent with expectations for the Partnership’s initial operations following the completion of the IPO, and is confident that the Partnership continues to be well positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of five offshore shuttle tankers operating under long-term charters to oil majors.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, February 19, 2014 at noon (ET) to discuss the results for the fourth quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-270-1533 or 1-412-317-0797, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

February 19, 2014

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31,
(USD in thousands)	December 31, 2013	September 30, 2013	December 31, 2012	2013	2012
Time charter and bareboat revenues 1)	22,216	20,454	16,819	73,151	62,078
Loss of hire insurance recoveries	—	—	—	250	3,575
Total revenues	22,216	20,454	16,819	73,401	65,653
Vessel operating expenses	4,427	3,830	3,355	14,288	13,000
Depreciation and amortization	6,785	6,304	5,282	23,768	21,181
General and administrative expenses	1,001	960	2,505	5,361	4,834
Total operating expenses	12,213	11,094	11,142	43,417	39,015
Operating income	10,003	9,360	5,677	29,984	26,638
Finance income (expense):
Interest income	5	16	4	30	19
Interest expense	(2,832)	(2,653)	(3,126)	(10,773)	(13,471)
Other finance expense	(250)	(150)	(810)	(2,048)	(3,378)
Realized and unrealized gain (loss) on derivative instruments	845	(252)	136	505	(6,031)
Net gain (loss) on foreign currency transactions	20	31	78	193	(1,771)
Total finance expense	(2,212)	(3,008)	(3,718)	(12,093)	(24,632)
Income before income taxes	7,791	6,352	1,959	17,891	2,006
Income tax benefit (expense) (2)	111	5	(484)	(2,827)	(1,261)
Net income	7,902	6,357	1,475	15,064	745
Net income attributable to non-controlling interests	—	—	—	—	—
Net income (loss) attributable to KNOT Offshore Partners LP Owners	7,902	6,357	1,475	15,064	745
Weighted average units outstanding:
Common units	8,567,500	8,567,500		8,567,500
Subordinated units	8,567,500	8,567,500		8,567,500
General partner units	349,694	349,694		349,694

1)	Time charter revenue for the fourth and for the third quarter of 2013 include a non-cash item of approximately $0.5 million in reversal of contract liability provision.
2)	Tax benefit represents the currency effect on taxes payable

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

(USD in thousands)	At December 31, 2013	At September 30, 2013	At December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	28,836	28,483	1,287
Restricted cash	458	1,461	830
Trade accounts receivable	—	—	99
Amounts due from related parties	77	145	—
Inventories	578	680	541
Deferred tax asset	—	—	290
Derivative assets	248	—	—
Other current assets	1,814	2,335	3,459
Total current assets	32,011	33,104	6,506
Long-term assets:
Vessels and equipment:
Vessels	692,927	692,911	548,141
Less accumulated depreciation and amortization	(75,142)	(68,357)	(51,373)
Net property, plant, and equipment	617,785	624,554	496,768
Goodwill	5,750	5,750	5,750
Deferred debt issuance cost	2,010	2,233	2,787
Derivative assets	2,617	—	—
Total assets	660,173	665,641	511,811
LIABILITIES AND PARTNERS’ EQUITY/OWNER’S CAPITAL
Current liabilities:
Trade accounts payable	1,107	1,337	370
Accrued expenses	2,642	4,246	1,803
Current installments of long-term debt	29,269	29,044	28,833
Derivative liabilities	2,124	252	5,258
Income taxes payable	743	746	—
Contract liabilities	1,518	1,518	1,518
Prepaid charter and deferred revenue	4,471	2,371	4,369
Amount due to related parties	163	444	12,423
Total current liabilities	42,037	39,958	54,574
Long-term liabilities:
Long-term debt, excluding current installments	310,359	317,596	319,017
Derivative liabilities	—	—	22,622
Contract liabilities	12,793	13,173	14,311
Deferred tax liabilities	2,141	2,249	3,097
Long-term debt from related parties	10,349	10,349
Other long-term liabilities	567	675	996
Total liabilities	378,246	384,000	414,617
Equity:
Owner’s equity			97,194
Partner’s capital:
Common unitholders	168,773	168,632	—
Subordinated unitholders	107,857	107,717	—
General partner interest	5,297	5,292	—
Total Partners’ capital	281,927	281,641	—

Total liabilities and equity	660,173	665,641	511,811

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain administrative and other expenses, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the restated combined financial statements for the year ended December 31, 2012 filed by KNOT Offshore Partners with the U.S. Securities and Exchange Commission (the “SEC”) on September 6, 2013. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A – RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended December 31, 2013 (unaudited)
Net income	7,902
Add:
Depreciation and amortization	6,785
Other non-cash items; deferred costs amortization debt	287
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(3,738)
Deferred revenue	(486)
Unrealized gain from interest rate derivatives and forward exchange currency contracts	(994)

Distributable cash flow	9,756

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended December 31, 2013 (unaudited)
Net income	7,902
Interest income	(5)
Interest expenses	2,832
Depreciation and amortization	6,785
Income tax (benefits) expense	(111)
EBITDA	17,403
Other financial items (a)	(615)

Adjusted EBITDA	16,788

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of offshore shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build and retrofit offshore shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term time charters;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.